VAWAA

In this issue: Book an apprenticeship, a global creative deadline, new artists coming soon.

Learn from artists behind iconic works

Dear friend of VAWAA,

You may not know these VAWAA artists by name yet, but you've probably seen their work.

Prototyped for a luxury house. Stitched for a royal embroidery studio. Costumed for Cirque du Soleil. This week, we're spotlighting VAWAA artists whose hands and ideas have shaped work for renowned brands, institutions, and collaborators around the world.

And those studios are open to you. You just need curiosity and a willingness to learn.

Explore 200+ VAWAA's around the world >



Artist in Focus: The Art of Basketry with Karelle

4 days in Loire Valley, France

A studio inside a regional natural park, a few miles from Villaines-les-Rochers, the **historic capital of French basketry,** where willow is still grown and harvested by hand.

Karelle works in willow, bark, reeds, and bamboo, blending traditional **French weaving with Japanese techniques** like teppachi, mutsume, and ajiro. Her practice is deeply collaborative. She experiments alongside ceramists and lighting designers, and has contributed to luxury prototyping projects for **Louis Vuitton, Cartier, and Delvaux.**

Join Karelle to learn a living tradition harvested from the land around her.

Learn with Karelle

Artists behind big names



Hand Bookbinding with Gillian

3 days in Glasgow, Scotland

Gillian binds bespoke books for creatives, **translating wild ideas into physical objects**. Past clients include Idris Elba, Quentin Blake, **the Crown Prince of Saudi Arabia**, and Robert Macfarlane.


ALEXANDER McQUEEN

Screen Printing with Rosanna

3 days in Brighton, United Kingdom

After years designing for **Valentino, McQueen and JW Anderson** Rosanna set up her sunlit seaside studio in Brighton. She prints on everything from sheer silk chiffon to thick leather, reinterpreting heritage motifs through color and scale.



Experimental Painting & Drawing with Michelle

3 days in Upstate New York, United States

Forty years of painting, drawing, and public art, including a mosaic mural for Miami's riverfront. Michelle has held **fellowships from Pollock-Krasner, MacDowell, and Yaddo.** Her studio is a converted 1850s Greek Revival church.



Hand Embroidery with Ana Maria

5 days in Medellin, Colombia

Trained in London at Ralph and Russo, Erdem, Alexander McQueen, and Hand & Lock, the embroidery house for the **British Royal Family.** Back in Medellín, she works with Colombian artisans on hand-embroidered garments **blending magical realism and fashion.**

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Announcements



RELEASE DAY
29MAY
NEWLAB
(BROOKLYN NAVY YARD)

Give your passion project a deadline

Our friends at Creative Mornings are inviting you to commit to making something in May. Workshops, accountability sessions, and a shared finish line to help you hit publish on the project you keep tweaking. **Join over 1,700 creatives releasing their work to the world on May 29**. If you've been stuck, this might be the push.

Learn more >



NEW
NEW

New destinations are coming

After a long hiatus, we're announcing few new VAWAA artists and destinations over the coming weeks.

Textile Mending. Healing with clay. Surf-inspired ceramics. Japanese porcelain. Contemporary ceramics.

We start next week with an artist whose work you'll love. Keep an eye on your inbox.
Browse all artists >

Book vacation with master artists

Five more artists whose work is behind Cirque du Soleil costumes to Indigenous weaving partnerships, royal palace workshops to Murano's glass museums.

- **Dyeing and Weaving in the Zapotec Tradition** with Jacobo & Maria in **Mexico**
- **Glass Engraving** with Matteo in **Italy**
- **Mata Ni Pachedi (Textile Painting)** with Chandrakant & Niral in **India**
- **Handloom Weaving** with Marco Antonio in **Colombia**
- **Sculptural Felting and Wearable Art** with Marjolein in **Canada**

Discover the unexpected

Two guest stories



Contemporary Textile Art on a Traditional Loom with Soumiya
📍Marrakech, Morocco

Carmen: "Soumiya was a great host, she introduced me to different artisans, showed me her techniques, and always offered different opinions based on what i wanted to learn or see. I will definitely go back!...**read more**

Book VAWAA with Soumiya



Contemporary Ceramics with Katja
📍Ljubljana, Slovenia

Emily: "I was stuck with some bad habits in my throwing practice and with Katja's gentle, yet expert, guidance many of these bad habits were corrected. I am so grateful for the time I spent learning from Katja, and highly, highly recommend her as a pottery teacher and mentor...**read more**

Book VAWAA with Katja

Fundraising update

Thank you to everyone who has reserved, replied, joined an info call, or shared VAWAA with someone who might be aligned. We've now reached $192K reserved from our early community, and we're getting ready to publicly announce the round soon.

A quick clarification, because a few people have asked: this is not a donation or rewards-based crowdfunding campaign. The perks are simply a thank-you for early investors before we announce publicly.

The investment itself is an opportunity to participate in VAWAA's long-term financial upside as we grow the company. Like any early-stage investment, there are real risks, including the possibility of losing your full investment. But for those who believe in VAWAA's future, this is a chance to become part of the next chapter in a more meaningful way.

You can reserve your allocation starting at $1,000 **here**

Legal Disclaimer: At this stage, VAWAA is "testing the waters" under Regulation Crowdfunding. This means no money or other consideration is being solicited or accepted right now. For now, you can only reserve your interest. Once the legal paperwork is done on our end, you will receive a notification.

VAWAA is a mini-sabbatical for creativity and connection. Time with a master artist—in their studio, their rhythm, their world.

You and your friends can both earn $50.
Learn more about referral program

Need help? Just reply to this email.

Love and adventure ❤️
Geetika and the VAWAA Team

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We are all word-of-mouth.
As always, thank you for sharing with your unicorn travel + art friends.

VAWAA (TM) is a mini-apprenticeship with a curated master artist or craftsperson, tailored to your skill level. **Sign up here** for updates on new artists, destinations, guest stories and other nice things.

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